Mail Stop 4720

                                                            June 5, 2018


Bin Zhai
Chief Executive Officer and Chairman
CNFinance Holdings Ltd.
44/F, Tower G, No. 16 Zhujiang Dong Road
Tianhe District, Guangzhou City
Guangdong Province 510620
People's Republic of China

       Re:     CNFinance Holdings Ltd.
               Amendment No. 1 to
               Draft Registration Statement on Form F-1
               Submitted May 21, 2018
               CIK No. 0001733868

Dear Mr. Zhai:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Overview, page 1

1. We note your response to comment 4. Please revise your prospectus to disclose the cost of the subordinated units and amount of revenues on the same for each respective period, as indicated in your response.
 Bin Zhai
CNFinance Holdings Ltd.
June 5, 2018
Page 2

Corporate History and Structure, page 5

2. We note your response to comment 6. Please revise your disclosures on page 6 and 66 to note that the corporate structure only includes material subsidiaries and that a complete list is in Note 1 starting on page F-9. Further we believe that presentation of the trusts would be useful to investors with a description of the basis for consolidation. Revise your disclosures accordingly.

Risk Factors

Risks Related to Our Business

Our trust company partners operate in a strictly regulated industry..., page 20

3.     Revise your risk factor to describe what a non-standard capital pool is.

We are involved in legal proceedings..., page 28

4. We note your response to comment 14, as well as your revised disclosure. Tell us your basis for not charging-off these loans and the factors you considered in your determination that these loans are collectable.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 71

5. We note your response to comment 16. Please revise your disclosures to state the reasons why the average loan tenor has increased.

Loan Performance Data, page 73

6. We are reissuing comment 18. Please revise your disclosure to discuss the underlying trends and/or reasons that contributed to the changes in the loan metrics from 2016 to
       2017.

7. Tell us why you had no charge-offs for the three months ended March 31, 2018.

8. Revise your disclosures to expand on the reasons how the industry environment affected your collection efforts and your delinquency ratio.
 Bin Zhai
CNFinance Holdings Ltd.
June 5, 2018
Page 3

Business

Overview, page 104

9.     We note your response to comment 29 and your revised disclosures on page
105. Please
       revise your disclosures on page 119 to explain what the expected investment return is and how it is calculated. Disclose the obligation of the trust and subordinated holders if the expected investment return is not met.

Proven business model tailored to the financing needs of China's MSE owners, page 107

10. We note your response to comment 30. However, we are unable to locate the revised
       disclosure in the section headed "Business   Sales and Marketing," as
referenced in your
       response. Please revise your disclosure accordingly or advise.

Our Funding Model, page 118

11. Tell us whether investors (who are senior unit holders) in long-term trust plans are contractually required to subscribe to all trust products in the respective trust plan.
       Additionally, tell us whether investors are required to maintain a certain level of money or investment in the trust plan throughout the life of the trust plan regardless of returns of the principal amounts at the expiration of trust products.

Credit Strengthening Services, page 120

12. We note your response to comment 42. We believe it will be useful for investors to understand the impact of the credit enhancements and credit strengthening services and how the related liabilities are ultimately reflected on the consolidated financial statements. Therefore please disclose the information in the summary of significant accounting policies footnote in the "(e) Loans" section as the services relate to loans.

13. We note that when the NPL ratio is between 3% and 10% the service fee ranges from 0%
       to 8%, and the service fee rate increases as the NPL ratio decreases. Please provide details of the calculation and mechanics of this relationship.

Matching of Terms of Funding Sources and Loans, page 123

14. We note that when monthly cash flow forecasts indicate a need for additional financing, you coordinate with trust company partners to acquire additional funding through transfer of loans or other permitted means. Tell us your obligation, if any, in the event that you cannot acquire additional funding and the historical frequency of this occurrence. In addition, describe to us what other permitted means to acquire additional funding are, including the usage frequency of such means.
 Bin Zhai
CNFinance Holdings Ltd.
June 5, 2018
Page 4

15. Revise your disclosures to provide details on the frequency, amounts, and range of interest rates associated with loans transferred to third parties by trust company partners to acquire additional funding for the relevant periods in the filing. Revise to disclose and discuss any differences between the interest rates charged on the loans and the rate of return promised to the third parties. Disclose any other differences that may arise between the original loan and those terms provided to the third parties.

16. On a related matter, tell us if these transfers are reflected in the funding tables starting on page 16. If not, please revise your tables to reflect the transfers.

17. We note that you may repay any shortfalls for transfers. Tell us if you are contractually obligated to make these repayments and the frequency, along with related amounts, of shortfall payments. Additionally, tell us how you account for the shortfalls in detail, starting from the time of the shortfall payment at the structure fund level all the way through the consolidation at the consolidated financial statements level.

18. Revise to provide the number of customers who prepay and the related amount of the loans that were prepaid for the relevant periods in the filing.

19. Revise to provide the balance of loans that have exceeded the initial trust product lives as of the relevant periods included in the filing.

Notes to the Consolidated Financial Statements

Note 6. Loans Principal, Interest and Financing Service Fee Receivables

(a) Allowance for Credit Losses, page F-27

20. We note your response and related revisions to comment 62. You disclosed charge-offs during the year are net of recoveries within the allowance for credit losses tabular disclosure. Revise to separately disclose both charge-offs and recoveries at gross in accordance with ASC 310-10-50-11B(c)(3) and 50-11B(c)(4). Make corresponding revisions in the notes to the financial statements for the period ended March 31, 2018.

21. On a related matter, we note the inclusion of two paragraphs on the bottom of page F-27.
       Please revise to better describe the components of the tabular disclosure that would reconcile with your response to comment 62 and your allowance for credit losses accounting policy disclosed on page F-17. Make corresponding revisions in the notes to the financial statements for the period ended March 31, 2018.

22. We note your response and related revisions to comment 63. We also note that you disclosed net loans principal, interest and financing service fee receivables balances rather than recorded investment amounts as required under ASC 310-10-50-11B(h).
 Bin Zhai
CNFinance Holdings Ltd.
June 5, 2018
Page 5

       Please revise. Make corresponding revisions in the notes to the financial statements for the period ended March 31, 2018.

(c) Non-Accrual Loans, page F-28

23. We note your response and related revisions to comment 66. Your response appears to indicate that your impaired loans are the same as your non-accrual loans in balance and substance. Please explain to us how you considered the definition of an impaired loan under the guidance per ASC 310-10-35-16 through 35-17 in your determination. In addition, revise to provide the required disclosure under ASC 310-50-15(c)(1) and tell us whether there are any impaired loans with no related allowance for credit losses.

Note 24. Share-Based Compensation

(b) Fair Value of Share Options and Assumptions, page F-45

24. We note your response and related revisions to comment 70. Please revise to provide the required disclosure under ASC 718-10-50-2(f)(2) including a discussion of methods used to arrive at the significant assumptions.

        You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or H. Stephen
Kim, Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at
(202) 551-3552 or me at (202) 551-3434 with any other questions.

                                                           Sincerely,

                                                           /s/ David Lin for

                                                           Michael Clampitt
                                                           Senior Counsel
                                                           Office of Financial
Services

cc:    Ning Li
       James C. Lin, Esq.